Exhibit 99.4

Leonardo DRS and RADA Agree to All-Stock Merger,
Combining Top Defense Technology Companies into Leader in Advanced
Sensing and Force Protection

•	All-stock merger combines Leonardo DRS, a leading U.S.-based mid-tier defense technology provider, and RADA Electronic Industries Ltd., a leading Israel-based provider of small-form tactical radars.

•
RADA’s advanced tactical radars improve Leonardo DRS’s position as an air defense, counter-UAS and vehicle protection integrator, accelerating its transformation into a provider of integrated sensor systems and leader in advanced sensing and force protection markets.

•
The Combined Company will be aligned with some of the fastest growing segments of the U.S. Department of Defense budget and positioned to pursue global opportunities through the worldwide presence of Leonardo DRS’s parent company, Leonardo SpA (LDO).

•	Combined Company targeting a low teen Adjusted EBITDA CAGR through 2023 from a 2021 base of $305 million[1].

•
Pro forma for the merger, Leonardo SpA and RADA shareholders will own approximately 80.5% and 19.5%, respectively, of the Combined Company on a diluted basis, which will maintain the name Leonardo DRS and is anticipated to trade on NASDAQ and TASE under the symbol “DRS.”

•	Transaction is expected to be accretive to RADA earnings per share in year one.

•	The 19.5% ownership in the combined company provided to RADA shareholders was designed to provide a premium in excess of 20%[2].

NETANYA, Israel and ARLINGTON, Virginia – June 21, 2022 – RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) (“RADA”), a leading provider of advanced software-defined military tactical radars, and Leonardo DRS Inc. (“Leonardo DRS”), a leading mid-tier defense technology provider, today announced that they have entered into a definitive agreement to merge and become a combined public company (the “Combined Company”). The capabilities of the two companies are expected to generate strong growth from a wide range of new and high-growth markets, and are shaping the future battlefield for the U.S. military and its allies across all domains.

1 See the Appendix for reconciliations of non-GAAP measures to the most directly comparable GAAP measures.
2 Based on RADA 30-day VWAP as of June 17, 2022 of $11.76

Upon closing of the transaction, which is expected in the fourth quarter of 2022, RADA will become a wholly-owned subsidiary of Leonardo DRS. Leonardo DRS is expected to be listed on NASDAQ and TASE under the symbol “DRS.”

This transaction is anticipated to strengthen Leonardo DRS into a market leader in advanced sensing and force protection aligned to many of the fastest growing segments of the U.S. and international defense markets. RADA’s unique advanced tactical radars are complementary to Leonardo DRS and are expected to improve its position as an air defense, counter-UAS and vehicle protection integrator in the force protection market segment. For RADA, combining with Leonardo DRS is expected to significantly bolster its global competitive positioning and increase its scale, program diversity, cash generation and addressable market, providing significant future growth and value creation opportunities. Together, the Combined Company expects to be a market leader in force protection and integrated multi-domain systems, addressing global opportunities through the worldwide presence of Leonardo SpA.

RADA and Leonardo DRS are strong and complementary technology companies, and their close historical relationship through collaboration on multiple programs, has resulted in a deep cultural fit. The Combined Company will work across a broad portfolio of world-class defense products, including advanced sensing, force protection, network computing and electrical power & propulsion. The Combined Company will have positions on critical force protection programs, including its partnership on the Maneuver-Short Range Air Defense (M-SHORAD) and RADA positions on SOCOM SIP (special operations command system integration partner) with Anduril Industries, the USMC GBAD (ground based air defense) and the USAF ABAD (Air Base Air Defense) Programs of Record.

Leonardo DRS’s parent company and sole shareholder, Leonardo SpA, is a leading global Aerospace and Defense company. Leonardo SpA’s market position will provide access to a reshaped European defense market as well as defense markets around the world, while also establishing a home market in Israel.

"The combination of RADA’s tactical radar capabilities and Leonardo DRS’ strength as a premier mid-tier defense provider make the Combined Company a leader in the rapidly growing force protection market, increases our addressable market, expands international opportunities and ultimately unlocks value for shareholders,” said William J. Lynn III, CEO of Leonardo DRS. “The transaction also provides flexibility for the Combined Company to add capabilities in Leonardo DRS’ core markets through targeted acquisitions and strategic investments as we expect to supplement strong organic growth with M&A and dividend distributions as part of our overall strategy going forward.”

Dov Sella, RADA’s CEO, commented: “I could not be prouder of the platform we have built throughout my nearly 20 years with RADA, culminating in this important strategic transaction with Leonardo DRS. The combination of two leading technology-focused defense companies with diversified exposure to key U.S. Department of Defense programs and an international presence creates a true win-win for RADA and Leonardo DRS shareholders. The transaction represents the first time a major U.S.-based defense company backed by a global defense prime has acquired a significant Israeli defense technology company. This unique transaction will strengthen the Israeli defense industry and set trends and direction for the future. For RADA specifically, joining forces with Leonardo DRS will significantly increase our competitiveness in the emerging and demanding markets we are addressing, which are dominated by strong and established players. We look forward to working alongside the Leonardo DRS team to continue driving innovation in the advanced sensing and force protection markets, and value creation for our shareholders.”

The merger comes at a time when conflicts around the globe are highlighting the importance of the Combined Company’s solutions, including vehicle protection from missile strikes and protecting troops from aerial threats. According to Mr. Lynn, “The conflict in Ukraine has underscored the vulnerability of forces to drone attacks and has highlighted the need for modern, capable force protection systems. Not only is this accelerating U.S. purchases of these systems, but it is moving European countries, which are considerably behind in this area, to acquire more critical force protection assets. The combination of RADA and Leonardo DRS will open international market opportunities, particularly in short-range air defense, counter-UAS, counter rockets, artillery and mortars (C-RAM) and vehicle protection systems.”

Beyond the current conflict in Europe, counter-terrorism and threats from China, Russia and others are expected to increase demand for the high-growth core sensing, force protection, network computing, and electrical power and propulsion technologies that the Combined Company provides. Mr. Lynn commented, “The unique defense technologies developed by the Combined Company will define the future of sensing and help to shape the future of the battlefield.”

TRANSACTION SUMMARY:

•
Leonardo DRS will acquire 100% of the share capital in RADA in exchange for approximately 19.5% equity ownership to RADA shareholders in the Combined Company, which will maintain the name Leonardo DRS and is anticipated to trade on NASDAQ and TASE under the symbol “DRS.”

•	Post-closing, RADA will become a wholly-owned Israeli subsidiary of Leonardo DRS and operate as a business unit – including its U.S. subsidiaries – within DRS’s Advanced Sensing and Computing segment.

•
The Board of Directors of each of RADA and Leonardo SpA approved the transaction, which is expected to close in the fourth quarter of 2022 (subject to approval of the stockholders of RADA and other closing conditions including the receipt of certain regulatory approvals).

•	Transaction is expected to be accretive to RADA earnings per share in year one.

•	The 19.5% ownership in the combined company provided to RADA shareholders was designed to provide a premium in excess of 20%[3].

•	The business combination is anticipated to be tax free for RADA and Leonardo DRS shareholders.

•	Combined Company had $2.7 billion of Revenue and $305 million of Adjusted EBITDA in 2021[4].

•	At the end of the first quarter of 2022, Combined Company had pro forma net financial debt of approximately $197 million and a net financial debt to LTM Adjusted EBITDA ratio of 0.6x5.

Additional information about the proposed merger, including a copy of the definitive agreement and investor presentation, will be provided in a Report on Form 6-K to be filed by RADA and a Current Report on Form 8-K to be filed by DRS with the SEC and available at www.sec.gov.

3 Based on RADA 30-day VWAP as of June 17, 2022 of $11.76
4 See the Appendix for reconciliations of non-GAAP measures to the most directly comparable GAAP measures.
5 See the Appendix for reconciliations of non-GAAP measures to the most directly comparable GAAP measures.

Advisors
In connection with this transaction, Evercore is serving as exclusive financial advisor to RADA and J.P. Morgan Securities LLC is serving as exclusive financial advisor to Leonardo DRS. DLA Piper LLP (US) and S. Friedman & Co. are serving as legal advisors to RADA and Sullivan & Cromwell LLP and Herzog Fox & Neeman are serving as legal advisors to Leonardo DRS.

Conference Call
Leonardo DRS and RADA will host a joint investor conference call to discuss the proposed transaction on Tuesday, June 21, 2022 at 8:30 a.m. Eastern Time.  All interested parties may listen through the following call details:

U.S./Canada Participant Toll-Free Dial-In Number: (844) 831-4554
International Participant Dial-In Number: (213) 320-2554
Conference ID: 1566498
Webcast link: https://edge.media-server.com/mmc/p/rvructut

An audio-only replay will be available beginning 11:30 a.m. Eastern Time on Tuesday June 21, 2022 until 11:30 a.m. Eastern Time on Tuesday June 28, 2022. To access the recording, please dial (855) 859-2056 or (404) 537-3406 and when prompted for the conference ID, enter 1566498.

About RADA
RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance.

About Leonardo DRS
Leonardo DRS is a leading mid-tier provider of defense products and technologies for the U.S. military and its allies with core capabilities in advanced sensing, force protection, network computing and electric power and propulsion. Through its two segments, Advanced Sensing and Computing, and Integrated Mission Systems, the company is shaping the future of the battlefield. Headquartered in Arlington, Virginia, Leonardo DRS is a wholly owned subsidiary of Leonardo S.p.A. See the full range of capabilities at www.LeonardoDRS.com.

Forward-Looking Statements
This communication includes certain forward looking statements and forward looking information within the meaning of the Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable). (collectively, “FLI”) to provide Leonardo DRS, Inc. (“DRS”) and RADA Electronic Industries Ltd. (“RADA”) stockholders with information about DRS, RADA and their respective subsidiaries and affiliates. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this communication contains FLI pertaining to, but not limited to, information with respect to the following: the transaction and its potential benefits; future business prospects and performance; future returns; cash flows and enhanced margins; synergies; and leadership and governance structure.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the timing and completion of the transaction, including receipt of regulatory approvals and RADA stockholder approval and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of RADA; the focus of management time and attention on the transaction and other disruptions arising from the transaction; the volatility of the international marketplace; DRS’s anticipated public listing on the NASDAQ and Tel-Aviv Stock Exchange upon the anticipated closing of the transaction; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, stockholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in DRS’s filings or RADA’s filings with the SEC, including under the heading “Risk Factors” in DRS’s most recently filed Annual Report on Form 10-K as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC and under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by DRS and RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, DRS and RADA assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, shareholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202.

RADA Investor Contact
Avi Israel, CFO
+972 76 538 6200
mrkt@rada.com
www.rada.com

Leonardo DRS Investor Contact
Cody Slach or Jeff Grampp, CFA
Gateway Group
+1 949 574 3860
DRS@GatewayIR.com

Leonardo DRS Media Contact
Michael Mount
Vice President, Communications and Public Affairs
+1 571 447 4624
mmount@drs.com

APPENDIX

RECONCILIATIONS TO GAAP

2021 Combined Company Revenue

($ in millions)	2021
Total Revenue Leonardo DRS
10-K Revenues	$ 2,879
Less divestitures	$ 232

Leonardo DRS Revenue Less Divestitures	$ 2,647

Total Revenue Rada
20-F Revenue	$117

Combined Revenue	$ 2,764

Elimination Intercompany
Rada to DRS	$(31)

Combined Revenue	$ 2,733

Combined Company Adjusted EBITDA

($ in millions)	2018	2019	2020	2021	2021 Q1	2022 Q1	LTM
Leonardo DRS net earnings	$(10)	$ 75	$ 85	$ 154	$ 28	$ 36	$ 162

Income tax provision	(7)	20	27	46	13	12	46
Amortization of intangibles	93	9	9	9	2	2	9
Depreciation	35	42	44	49	12	13	50
Restructuring costs	14	20	12	5	0	0	5
Interest expense	58	65	64	35	9	8	34
Deal related transaction costs	0	0	9	5	4	2	3
Foreign exchange	3	0	1	1	0	0	1
COVID-19 response costs	0	0	12	6	3	0	3
Non-service pension expense	1	3	5	0	0	0	0

Leonardo DRS adjusted EBITDA	$ 187	$ 234	$ 268	$ 310	$ 71	$ 73	$ 312

Less divestitures:
Net earnings	15	20	28	22	4	4	22
Income tax provision	5	6	8	7	1	1	6
Depreciation	1	1	1	3	1	0	2

Leonardo DRS adjusted EBITDA less divestitures	$ 166	$ 207	$ 231	$ 278	$ 64	$ 68	$ 281

RADA Net Income (loss)	$(0)	$(2)	$ 6	$ 25	$ 4	$(1)	$ 21

Tax expense	0	0	0	(5)	0	(0)	(5)
Financial expense (income), net	0	0	(0)	0	(0)	(0)	0
Depreciation	1	1	2	4	1	1	4
Employee option compensation	1	1	1	3	0	1	3
Other non-cash amortization	0	0	0	0	0	0	0

RADA Adjusted EBITDA	$ 2	$ 0	$ 10	$ 27	$ 5	$ 1	$ 24

Combined Adjusted EBITDA	$ 168	$ 208	$ 240	$ 305	$ 69	$ 69	$ 305

March 31, 2022 Net Financial Debt

($ in millions)	Leonardo DRS	RADA	Combined

Intercompany with Parent	$ 367	$ 0	$ 367
Finance leases and other	164	0	164
Short term borrowings	9	0	9

Total Debt	$ 540	$ 0	$ 540

Less Finance leases and other	$164	$0	$164
Less Cash and cash equivalents at the end of period	113	66	179

Net Financial Debt	$ 263	$(66)	$ 197